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                                May 16, 2024

       Fangfei Liu
       Chief Financial Officer
       Baijiayun Group Ltd.
       24F, A1 South Building, No. 32 Fengzhan Road
       Yuhuatai District, Nanjing 210000
       The People's Republic of China

                                                        Re: Baijiayun Group
Ltd.
                                                            Form 20-F for the
fiscal year ended June 30, 2023
                                                            File No. 001-33176

       Dear Fangfei Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ended June 30, 2023

       Risk Factors, page 5

   1. We note that you have omitted the risk factor titled, "The Chinese government exerts substantial influence
over the manner in which we must conduct our business, and may intervene or influence
our operations at any time, which could results in a material change in our operations,
significantly limit or completely hinder our ability to offer securities overseas, and cause the
value of the ordinary shares to significantly decline or be
                                                        worthless" from your
20-F for the fiscal year ended June 30, 2023 that was presented in your 20-F for the
fiscal year ended June 30, 2022. It does not appear that there have been changes in the
regulatory environment in the PRC during this time warranting revised disclosure to mitigate
the challenges you face and related disclosures. Please tell us the reason for this change
or revise your disclosure in future filings to include this risk factor.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Fangfei Liu
Baijiayun Group Ltd.
May 16, 2024
Page 2

absence of action by the staff.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.



FirstName LastNameFangfei Liu                           Sincerely,
Comapany NameBaijiayun Group Ltd.
                                                        Division of Corporation
Finance
May 16, 2024 Page 2                                     Office of Technology
FirstName LastName